04046095

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Newalta Income Fund

*CURRENT ADDRESS Suite 1200, 333-11 Avenue SW
Calgary, Alberta T2R 1L9
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

FILE NO. 82- 34834 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 11/10/04


NEWALTA
TSX NAL.UN

NEWALTA INCOME FUND | REPORT TO UNITHOLDERS | 2003 | NEWALTA.COM

WE ARE:

INCREASING INVESTOR RETURNS

IMPROVING PROFITABILITY

ENHANCING OPERATIONAL STRENGTH

EXECUTING ACCRETIVE ACQUISITIONS

EXPANDING OUR CUSTOMER BASE

DELIVERING SUPERIOR VALUE

NEWALTA

Newalta has delivered dynamic growth for a decade. Newalta has developed new technologies, expanded services, entered new geographic markets and acquired complementary businesses.

Today, Newalta is more than 550 people and 39 facilities located throughout western Canada. It is one of Canada's largest providers of industrial waste management services and is the leader in the recovery and recycling of products from waste.

Newalta has the people, technology, opportunities and financial resources to continue to deliver strong growth for many years.



WE LEAD ···> SAFETY AND ENVIRONMENTAL EXCELLENCE ···> SUPERIOR CUSTOMER SERVICE





--> INNOVATIVE TECHNICAL SOLUTIONS





DISCIPLINED MANAGEMENT ···> ATTENTION TO DETAIL ···> RESPONSIBLE INVESTMENTS


NEWALTA







THE HIGHEST STANDARD --> IN CORPORATE RESPONSIBILITY AND FINANCIAL PERFORMANCE



ALAN P. SWANSON
VICE PRESIDENT,
INDUSTRIAL

J. CRAIG WILKIE
VICE PRESIDENT,
BUSINESS DEVELOPMENT

ALAN P. CADOTTE
PRESIDENT AND CEO

RONALD L. SIFTON
SENIOR VICE PRESIDENT,
FINANCE & CFO

PETER DUGANDZIC
VICE PRESIDENT,
OILFIELD

WE DELIVER ···> DYNAMIC GROWTH WITH A RETURN ON EQUITY OF 16.6% ···> RETURN ON CAPITAL OF 23.0% IN 2003


REVENUE
$ MILLIONS
58.8
155.0
OPERATING INCOME*
$ MILLIONS
2.2
36.4
EBITDA*
$ MILLIONS
14.6
51.3
CASH FLOW*
$ MILLIONS
9.8
48.8
99 00 01 02 03
99 00 01 02 03
99 00 01 02 03
99 00 01 02 03

Return on equity is calculated by dividing net earnings, excluding reorganization costs, by the average unitholders' equity.

Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of fixed assets and goodwill.

Total return is calculated by dividing the difference between 2003 opening and closing price, plus declared distributions, by the 2003 opening price.

* Excludes 2003 and 2002 reorganization costs and 2001 excludes take-over bid and reorganization costs.

NEWALTA INCOME FU

GENERATING SUPERIOR RETURNS

115%

TOTAL RETURN IN 2003


STOCK HISTORY ($)
CONVERSION DATE: MARCH 2003
7.94
9.30
16.13
D-02 J F M A M J J A S O N D

NEWALTA HAS THE PEOPLE, THE ASSETS, THE FINANCIAL RESOURCES AND THE OPPORTUNITIES TO DELIVER STRONG GROWTH AND SUPERIOR RETURNS.



MESSAGE FROM THE PRESIDENT -> ALAN P. CADOTTE

IN 2003 NEWALTA:

REDUCED COSTS

MAXIMIZED REVENUES

IMPROVED PROFITABILITY

INVESTED IN TECHNOLOGY

EXPANDED INTO NEW MARKETS

DEVELOPED NEW PRODUCTS

GENERATED SUPERIOR RETURNS

Proven Performance

Over the past five years, Newalta has grown dramatically and profitability has improved. Since 1998, revenue has almost tripled, EBITDA has increased 3.5 times, operating income has grown 9.5 times and our market cap has increased to $435 million from about $85 million. We have expanded our services, commercialized new technologies, entered new geographic markets and acquired complementary businesses. Newalta is now one of the largest providers of industrial waste management services in Canada.

Our consistent profitable growth has been based on responsible investments and the disciplined management of our business to maximize returns. *We take pride in maintaining our facilities in excellent condition and* in the high quality of services provided to our customers.

2003 Review

2003 was a very successful year for Newalta and our investors. Early in the year, we initiated a comprehensive program to increase revenues, improve productivity and reduce costs. Excluding reorganization costs, revenue increased 39%, cash flow improved 55% and operating income was up 70% compared to 2002.

On March 1, 2003, Newalta successfully converted to an Income Fund. Distributions to unitholders were initially set at $0.09 per month. In *September, distributions were increased to $0.105 per month. In 2003*, our distributions combined with a doubling in the unit price generated a total return to investors of 115%.

In October, we completed a financing with net proceeds of $43 million to eliminate our net debt.

2004 Outlook

We enter 2004 well-positioned to maintain the momentum from last year. Newalta has 550 talented people and a network of 39 high quality facilities servicing a diverse customer base throughout western Canada. We have commanding positions in markets with high barriers to entry, and we have successfully commercialized technologies to efficiently and profitably recover and recycle products from a wide range of industrial wastes and to process wastewaters. We have a strong balance sheet to fund investments to grow our business and to acquire complementary businesses.

Newalta is committed to continue to improve in all areas of our business including environment and safety excellence, as well as delivering outstanding customer service. We remain focused on productivity improvements and cost management initiatives to maximize the returns from our existing operations.

IN 2004 NEWALTA WILL CONTINUE TO:

BROADEN SERVICES

PURSUE OPPORTUNITIES

INVEST IN EXPANSION

IMPROVE PRODUCTIVITY

LEVERAGE OUR EXPERTISE

DELIVER DYNAMIC GROWTH

Last year, several opportunities were developed to grow our business including the expansion of on-site projects and satellite facilities in our Oilfield division and, in our Industrial division, the expansion of sludge processing including the application of centrifuge technologies. In 2004, we will invest $20 million to capitalize on these and other opportunities. The capital investment program is well underway and will contribute to our performance in the second half of the year.

We are also pursuing opportunities to acquire complementary businesses to broaden our services and expand our geographic reach and market coverage. Two acquisitions were completed in 2003 and we successfully executed three additional acquisitions in the first quarter of 2004. We are confident that additional opportunities can be negotiated at responsible prices this year.

Lastly, we remain determined to achieve our long-term vision to establish Newalta as the national industry leader with operations from coast-to-coast. In the coming year, we will continue to identify and develop entry positions in eastern Canada.

In Closing

We enter 2004 with high commodity prices, strong market conditions and clear plans to continue to grow and build on our momentum from 2003. In March, distributions to unitholders were increased to $0.125 per month from $0.105 per month and, in the first quarter, the unit price increased almost 20%. Newalta has the people, the assets, the financial resources and the opportunities to deliver strong growth and superior returns for our investors in 2004 and beyond.

Even with very high activity levels in 2003, the number of Environment, Health and Safety incidents declined by 10% from 2002. Our people continued to deliver outstanding performance in all respects last year and we look *forward to setting new performance standards in 2004.*

On behalf of the Board of Trustees and the Executives, I would like to thank John Knoeck, a former Director and Vice-President, for his contribution to Newalta's success over the past decade and wish him well on his retirement in early 2004.

ALAN P. CADOTTE
PRESIDENT AND CEO
APRIL 2, 2004



MANAGEMENT'S DISCUSSION & ANALYSIS --> RONALD L. SIFTON

YEAR ENDED DECEMBER 31, 2003

This document may contain forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund and Newalta Corporation (collectively "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in this report and other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of Newalta Income Fund (the "Fund") and notes thereto and the Renewal Annual Information Form of the Fund for the year ended December 31, 2003.

The Fund is the successor organization to Newalta Corporation. Information for the three months and year ended December 31, 2003, along with comparative information for the respective periods in 2002, are provided. Some numbers from the prior year have been reclassified to conform to those reported for the Fund in the current year.

The management discussion and analysis has been prepared taking into consideration information available to April 2, 2004.

TOTAL RETURN TO INVESTORS OF 115% IN 2003

FINANCIAL HIGHLIGHTS

($000's except per unit data)	Three Months Ended December 31 (unaudited) 2003	2002	% Increase (Decrease)	Year Ended December 31 (audited) 2003	2002	% Increase (Decrease)
Revenue	**40,098**	34,235	17	**155,032**	111,666	39
Operating income excluding reorganization costs[1]	**9,533**	6,412	49	**36,423**	21,443	70
Operating income	**9,533**	5,816	64	**31,228**	20,847	50
Net earnings	**8,763**	3,452	154	**26,811**	12,417	116
Net earnings per unit (cents)[2]	**0.34**	0.16	113	**1.14**	0.60	90
Diluted net earnings per unit (cents)	**0.33**	0.15	120	**1.12**	0.59	90
EBITDA[3] excluding reorganization costs	**13,039**	10,040	30	**51,294**	34,890	47
EBITDA	**13,039**	9,444	38	**46,099**	34,294	34
Cash flow excluding reorganization costs[4]	**13,011**	9,203	41	**48,804**	31,503	55
Cash flow	**13,011**	8,607	51	**43,590**	30,907	41
– per unit (cents)	**0.50**	0.39	28	**1.86**	1.49	25
Maintenance capital expenditures	**1,626**	3,398	(52)	**7,354**	9,156	(20)
Principal repayments	**750**	n/a		**1,500**	n/a	
Cash available for growth and distributions excluding reorganization costs (Note 13)	**10,388**	n/a		**41,126**	n/a	
– per unit	**0.40**			**1.75**		
Cash available for growth and distributions	**10,388**	n/a		**35,950**	n/a	
– per unit (cents)	**0.40**			**1.53**		
Cash distributions declared	**8,453**	n/a		**22,958**	n/a	
– per unit (cents)	**0.315**			**0.96**		
Growth and acquisition capital expenditures	**10,669**	4,234	152	**15,602**	19,608	(20)
Weighted average units outstanding (000s)[2]	**25,966**	21,817	19	**23,456**	20,788	13
Total units outstanding (000s)[2]	**26,836**	21,817	23	**26,836**	21,817	23

1 On March 1, 2003, Newalta Corporation converted to an income trust. The total cost of the reorganization was $5.8 million of which $5.2 million was incurred in the first half of 2003 and $0.6 million in the fourth quarter of 2002.

2 For comparative purposes the previously reported weighted average and total number of shares outstanding in 2002 have been converted to units on a 2:1 basis, and per unit calculations have been restated on this basis.

3 EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. It is calculated from the consolidated statements of income as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other funds or companies.

4 Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on operating cash flow before changes in non-cash working capital.

REVENUE INCREASED 39% AND ENVIRONMENT AND SAFETY INCIDENTS DECREASED 10%

Overall Performance

YEARS ENDED DECEMBER 31, 2002 AND 2003

Robust oilfield market conditions, combined with management initiatives to improve revenues and reduce costs, resulted in record performance in 2003. Revenue improved 39% and net earnings improved 116%. As a result of improved revenues and management initiatives to reduce costs, operating costs as a percent of revenue were reduced to 58.0% from 59.4% in 2002. Cost reduction initiatives included unit costing analysis by service type and by facility, optimization of centrifuge operating parameters, consolidation of purchasing, improved solid's management, improved transaction efficiency and improved collection vehicle utilization. Despite the 39% increase in revenue and record activity levels, the number of environment and safety incidents in 2003 decreased by 10% from 2002.

On March 1, 2003, Newalta Corporation converted into an income trust. The costs of the conversion totaled $5.8 million of which $5.2 million was incurred in the first half of 2003 with the balance having been incurred in the fourth quarter of 2002. In March 2003, the Fund declared initial monthly distributions of $0.09 per unit. As a result of strong financial performance, the Fund increased its monthly distributions to $0.105 per unit in September 2003 and to $0.125 per unit in March 2004.

At December 31, 2003, the Fund had a strong balance sheet. The 2003 performance, combined with the October equity issue with net proceeds of approximately $43.0 million, reduced net long-term debt to $1.0 million. Working capital of $31.1 million was up dramatically from $9.9 million in 2002. Cash flow in 2003 improved 41% to $43.6 million and was well in excess of the $23.0 million in declared distributions ($0.96 per unit).

Growth and acquisition capital expenditures were $15.6 million in 2003, a decrease of 20% from 2002. The majority of these expenditures was incurred in the second half of 2003, and had minimal impact on 2003 performance.

Segmented information is discussed in Results of Operations.

SELECTED ANNUAL INFORMATION ($000's, except per unit data)

	2003	2002	2001
Total revenue	**155,032**	111,666	92,960
Operating income	**31,228**	20,847	14,932
Net earnings	**26,811**	12,417	10,239
Diluted net earnings per unit ($)	**1.12**	0.59	0.61
Total assets	**283,263**	255,812	232,238
Long-term debt (including current portion)	**13,502**	50,090	63,353
Net long-term debt (including current portion)	**973**	50,090	63,353
Distributions declared	**22,958**	–	–
Unitholders capital	**149,798**	98,269	69,481

The factors that increased revenues and profitability are outlined in Overall Performance and Results of Operations. Total assets increased as a result of capital expenditures, and cash flow generated in excess of distributions to unitholders. Debt levels were reduced and unitholders capital increased mainly as a result of the October 2003 equity issue. As a result of the trust conversion on March 1, 2003, the Fund commenced distributions in March 2003.

Results of Operations

Revenue in 2003 increased 39% to $155.0 million from $111.7 million in 2002. The full year's impact of the September 2002 Mohawk acquisition combined with the July 2003 Oilfield satellite and December 2003 Industrial Hazmat acquisitions delivered $13.7 million or 31% of the $43.4 million of revenue increase. The balance of the revenue increase of $29.7 million resulted from strong demand in Newalta's Oilfield division combined with several

MANAGEMENT INITIATIVES TO IMPROVE REVENUE AND REDUCE COSTS CONTRIBUTED TO FINANCIAL PERFORMANCE

management initiatives in both divisions to increase revenue. These initiatives included strategic alliances with industry partners, comprehensive pricing reviews, productivity improvements and growth in on-site services. The strength of WTI oil prices was largely offset in the strength of the Canadian dollar. Recovered crude oil sales in 2003 were $10.9 million as compared to $8.1 million in 2002. Only $0.5 million of the increase resulted from higher oil prices with $2.3 million resulting from increased volume and productivity improvements.

RESULTS OF OPERATIONS (percentage of revenue)

	2003	2002	2001	2000	1999
Operating expenses	**58.0**	59.4	59.0	61.0	65.2
Selling, general and administrative	**9.0**	9.4	8.7	10.8	10.0
Interest	**1.7**	2.5	3.8	4.8	7.5
Depreciation	**7.9**	9.5	9.8	10.5	13.7
Operating income	**23.5**	19.2	18.8	12.9	3.7
Cash flow	**31.5**	28.2	28.0	22.8	16.6
EBITDA	**33.1**	31.2	29.6	28.2	24.8

Excludes reorganization and take-over bid costs.

The Oilfield division ("Oilfield") recovers and resells crude oil from oilfield wastes. Oilfield accounted for approximately 60% of Newalta's total assets and generated 66% of Newalta's total revenue. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue comes from day to day production. Revenue is also impacted by activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI will result in an impact on Newalta's operating income of approximately $0.5 million. Drilling activity in western Canada in 2003 was above the five-year average. During 2003, Oilfield recovered a total of 1,181,000 barrels of crude oil, of which 290,000 barrels were sold for Newalta's account at an average price of Cdn $37.72 per barrel. In 2002, oil recoveries totaled 1,067,000 barrels including 227,000 barrels for Newalta's account, at an average price of Cdn $35.57 per barrel. Performance in 2003 was very strong with revenue and net margin improving year over year by 38% and 58% respectively. Improvements in revenue were driven mainly by strong market demand for Oilfield's services, as well as management initiatives to increase pricing and add incremental revenue through strategic alliances and the on-going development of on-site services. One satellite facility was added in July 2003 that contributed $1.8 million in revenue. Management initiatives to reduce costs also contributed to the increase in net margins. Operating costs as a percentage of revenue were 47.5% as compared to 51.6% in 2002. Oilfield offers a wide variety of services that have very similar profit margins, and as a result, increases or decreases in operating costs, as a percentage of revenue, are closely correlated with return on investments. The outlook for Oilfield remains very positive. Strong market demand and robust commodity prices are widely expected to continue throughout 2004. These conditions, combined with an active internal growth program, an aggressive strategy to acquire complimentary businesses in western Canada and the impact of management initiatives to improve revenue and reduce costs, should result in very strong performance in 2004.

The Industrial division ("Industrial") collects automotive and industrial wastes and waste lubricating oil in western Canada, which are processed into resalable products. Industrial accounted for 34% of Newalta's total assets and generated 34% of Newalta's total revenue. Industrial produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil, and drilling oil. In 2003, approximately $29.6 million or 56% of Industrial revenue came from product sales with the balance derived from collection and transportation fees. The increase from 2002 product sales of $11.0 million, or 59%, is mainly attributed to the full year's impact of the Mohawk acquisition in September 2002. Industrial's performance is impacted by the general state of the economy in western Canada. The automotive after-market is generally a stable market as the sale of goods such as lube oil does not significantly

OPERATING EXPENSES REDUCED TO 58% OF REVENUE

fluctuate from year to year. Industrial revenue in 2003 improved 41% to $52.8 million. Of the $15.3 million of incremental revenue in 2003, $11.2 million related to the acquisition of the Mohawk re-refinery in North Vancouver in September of 2002, with the balance coming from growth in the existing business and the Hazmat acquisition. Improvements in net margin for the year relate mainly to the Mohawk acquisition and management initiatives to reduce costs. In 2003, Industrial focused on maximizing prices for all of its services. As a result of these initiatives and the full year's impact of the Mohawk acquisition, collection and transportation revenues improved 29% to $23.2 million from $18.0 million in 2002. While the volume of collected lube oil remained fairly flat at 51.2 million liters (51.7 million liters in 2002) the anticipated increases in volumes from the Mohawk acquisition were offset by increased competition, most particularly in the BC lower mainland. In December 2003, Newalta acquired the industrial waste collection and transportation business of Hazmat. Revenue for the month from Hazmat was $0.7 million. The service and product offerings of Industrial are extremely competitive and have a wide range of profitability and therefore, margin as a percentage of revenue does not accurately reflect return on investments. In 2003, net margin plus depreciation was 14.0% of the net book value of fixed assets as compared to 11.1% in 2002. Management's long-term target is 25%. Collection and transportation revenue, and product sales, are expected to be approximately equal for 2004. Price strategies and cost reduction initiatives previously initiated are positively impacting operating results. In 2004, Industrial will focus on developing product markets, increasing collection activities in the waste water market, centrifugation of sludges and the acquisition of complementary businesses.

Prior to 2003, certain indirect operating costs were included in operating costs. Effective December 31, 2003, these costs have been reclassified to selling, general and administrative costs and the comparative figures reclassified. This change better reflects now management reviews the segments for making operating decisions and assessing performance. Selling, general and administrative costs of $13.9 million were 9.0% of revenue in 2003 as compared to $10.5 million or 9.4% of revenue in 2002. The increase is primarily attributed to increased bonuses to employees ($0.8 million), non-cash stock based compensation expense ($0.8 million) and additional staff ($1.2 million) to handle growth in the business. Management's goal is to maintain selling, general and administrative costs, as a percent of revenue, at 10% or less.

Depreciation and site remediation increased $1.6 million to $12.2 million (7.9% of revenue) from $10.6 million (9.5% of revenue) in 2002. The increase in depreciation reflects the 2003 capital program and the full year's impact of the Mohawk acquisition in September 2002.

Interest expense was lower in 2003 as a result of lower debt levels throughout the year. Debt levels were reduced due to improved financial performance as well as the October 2003 equity issue.

On March 1, 2003, Newalta Corporation converted into an income trust. Of the total conversion cost of $5.8 million, $5.2 million ($0.19 per unit after tax) was incurred in 2003.

The computed tax expense of $11.5 million was reduced by $7.8 million due to the inherent nature of income trusts which transfers taxes on distributions to its unitholders. Current taxes related to large corporations and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2004, except large corporations and provincial capital taxes.

OCTOBER EQUITY ISSUE REDUCED NET LONG-TERM DEBT TO $1.0 MILLION

Net earnings for 2003 were $26.8 million compared to $12.4 million in 2002. Diluted earnings per unit almost doubled to $1.12 per unit compared to $0.59 per unit in 2002. Cash flow excluding the income trust reorganization cost increased 55% to $48.8 million from $31.5 million in 2002.

In October 2003, the Fund completed an equity issue of 3,800,000 units at $12.00 per unit for net proceeds of approximately $43.0 million. The actual use of proceeds was as stated in the Use of Proceeds section as outlined in the final prospectus: repay the outstanding indebtedness under the $25.0 million extendible term facility, with the balance for working capital purposes and to fund Newalta's growth strategy. At December 31, 2003, the Fund had 26,835,592 units outstanding and 1,413,999 rights to acquire trust units outstanding. As at March 31, 2004, the Fund had 27,075,388 units outstanding and 1,174,203 rights to acquire trust units outstanding.

SUMMARY OF QUARTERLY RESULTS ($000's, except per unit data)

2003	Q1	Q2	Q3	Q4	Total
Total revenue	**38,410**	**34,543**	**41,981**	**40,098**	**155,032**
Net earnings	**2,088**	**6,032**	**9,928**	**8,763**	**26,811**
Basic net earnings per unit ($)	**0.10**	**0.27**	**0.43**	**0.34**	**1.14**
Diluted net earnings per unit ($)	**0.09**	**0.27**	**0.43**	**0.33**	**1.12**

2002	Q1	Q2	Q3	Q4	Total
Total revenue	23,705	23,279	30,446	34,236	111,666
Net earnings	2,713	1,930	4,322	3,452	12,417
Basic net earnings per unit ($)	0.15	0.09	0.20	0.16	0.60
Diluted net earnings per unit ($)	0.15	0.09	0.20	0.15	0.59

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is the strongest quarter for both Oilfield and Industrial due to favorable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance.

First quarter revenues can range from 20% to 27% of the year-end revenue and typically average approximately 23%. Second quarter revenues average 21% of year-end revenue and range from 20% to 23%. Third quarter revenues range from 26% to 31% and average approximately 29% of year-end totals. Fourth quarter revenues average 27% and range from 24% to 30%. Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars.

▶ RETURN ON CAPITAL IMPROVED TO 23.0%

Liquidity

In 2003, excluding reorganization costs, Newalta generated cash flow of $48.8 million. Maintenance capital totaled $7.4 million and is expected to be $8.0 million in 2004. Scheduled principal repayments in 2003 were $1.5 million and are currently scheduled to be $3.0 million in 2004. The Fund declared distributions of $23.0 million ($0.96 per unit) in 2003. In 2003, Newalta generated $8.8 million of cash flow in excess of its declared distributions as follows:

	$ Millions
Cash flow from operations before reorganization costs	48.8
Maintenance capital	(7.4)
Site restoration and deferred costs	(0.3)
Proceeds from sale of fixed assets	1.5
Debt repayment	(1.5)
Cash available for growth and distribution before reorganization costs	41.1
Reorganization costs	(5.2)
Growth capital	(4.1)
Cash available for distribution	31.8
Distributions declared	23.0
Excess cash	8.8

Historically, Newalta has had excellent experience in collecting its accounts receivable and bad debts have been very low. At current activity levels, working capital of $31.1 million is expected to be more than sufficient to operate the business. Currently, Newalta has a $25.0 million operating line to fund working capital requirements of which $22.5 is unused. Newalta's current financial performance is well in excess of its debt covenants. The Fund does not have a stability rating.

The following table ($000's) outlines the Fund's contractual obligations and payments due for each of the next five years and thereafter.

	Total	Less Than 1 Year	1-3 Years	4-5 Years	5-7 Years
Long-term debt	13,500	3,000	6,000	4,500	–
Capital lease	2	2	–	–	–
Operating leases	2,881	958	1,462	461	0
Surface leases	1,687	241	482	482	482
Plant and other leases	11,779	1,780	3,594	3,580	2,825
Total contractual obligation	29,849	5,981	11,538	9,023	3,307

The total estimated cost for site restoration at December 31, 2003 was $10.2 million. Newalta provides for these costs based on a 20-year estimated useful life. At December 31, 2003, $2.9 million of site restoration costs have been accrued in the consolidated balance sheet.

Capital Resources

In the fourth quarter of 2003, Newalta initiated plans to spend $20.0 million on internal growth capital projects. At December 31, 2003, approximately $3.0 million had been spent. In addition, during the first quarter of 2004, Newalta completed three complementary acquisitions that totaled approximately $11.0 million. Maintenance capital expenditures for 2004 are estimated to be $8.0 million. Maintenance capital expenditures are defined as expenditures required to maintain the existing business.

STRONG BALANCE SHEET WITH AVAILABLE CAPITAL RESOURCES

As at December 31, 2003, Newalta had cash of $12.5 million, $22.5 million of unutilized extendible operating line and $25.0 million of unutilized term facility. Maintenance capital will be funded from cash flow. Acquisitions in 2004 of $11.0 million were funded from working capital and the $17.0 million of planned internal growth capital will be funded from unutilized extendible term facilities.

Newalta has commenced renegotiation of its credit facility that would pay out the existing 5-year term facility, which had a balance of $13.5 million outstanding at year-end, and increase the existing extendible term facility from $25.0 million to $65.0 million. While Newalta expects to be able to successfully complete the negotiations for the increased credit facility, there is no assurance that Newalta will be able to do so. Upon completion of the increased credit facility, there would be no scheduled principal payments before 2006 and the unutilized extendible term facility would be as follows:

	$ Millions
Cash	12.5
New extendible facility	65.0
	77.5
Less:	
First quarter 2004 complementary acquisitions	11.0
Planned internal growth projects	17.0
Payout of 5-year term facility	13.5
Scheduled principal for the remainder of 2004	-
	41.5
Unutilized extendible term facility available to fund future growth	36.0

Off-Balance Sheet Arrangements

Newalta currently has no off-balance sheet arrangements.

Transactions with Related Parties

Bennett Jones LLP provides legal services to Newalta at market rates. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total cost of these legal services was $0.8 million in 2003 and $0.4 million in 2002.

Newalta provides Oilfield services to Paramount Resources Ltd. at market rates. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by Newalta to Paramount Resources Ltd. was $0.3 million in 2003 and $0.3 million in 2002.

Fourth Quarter

For the three months ended December 31, 2003, revenue increased 17% to $40.1 million from $34.2 million in 2002. The fourth quarter's performance resulted mainly from management initiatives as well as strong market demand in the Oilfield division and the continuing development of the Industrial division. The impact of growth capital and capital expenditures was minimal in the quarter. Net earnings increased $5.3 million, or 154% to $8.8 million compared with $3.5 million in 2002. Diluted earnings per unit increased 120% to $0.33 per unit from $0.15 per unit in 2002. Cash flow increased 51% to $13.0 million compared to $8.6 million in 2002. Growth and acquisition capital expenditures were $10.7 million in the quarter compared to $4.2 million in 2002. This capital included $5.2 million for the December acquisition of Hazmat, $2.5 million for 2003 growth capital and $3.0 million of 2004 growth capital that was accelerated into the fourth quarter.

OPERATING COSTS OF 56% OF REVENUE FOR QUARTER

Segmented Information For the three months ended December 31 ($000's)

2003	Oilfield	Industrial	Inter-segment	Corporate, Unallocated[2]	Consolidated Total
External revenue	27,459	12,639			40,098
Inter segment revenue[1]	4	35	(39)		–
Operating expense	12,526	10,172	(39)		22,659
Depreciation and site restoration	1,819	1,065		199	3,083
Net margin	13,118	1,437		(199)	14,356
Selling, general and administrative				4,392	4,392
Interest expense				431	431
Operating income	13,118	1,437		(5,022)	9,533
Capital expenditures	4,882	6,865		548	12,295
Goodwill	10,782				10,782
Total assets	166,659	94,256		22,348	283,263

2002	Oilfield	Industrial	Inter-segment	Corporate, Unallocated[2]	Consolidated Total
External revenue	20,719	13,516			34,235
Inter segment revenue[1]	150	36	(186)		–
Operating expense	10,712	10,636	(186)		21,162
Depreciation and site restoration	1,688	1,003		159	2,850
Net margin	8,469	1,913		(159)	10,223
Selling, general and administrative				3,038	3,038
Interest expense				773	773
Reorganization costs				596	596
Operating income	8,469	1,913		(4,566)	5,816
Capital expenditures	5,631	1,439		562	7,632
Goodwill	10,782				10,782
Total assets	156,507	94,589		4,716	255,812

1 Inter-segment revenues are recorded at market, less the costs of serving external customers.

2 Management does not allocate operating, selling, general and administrative, taxes, and interest costs in the segment analysis.

The strong Oilfield performance continued into the fourth quarter of 2003. Strong demand for Newalta's services combined with management's cost control initiatives improved net margin by $4.6 million or 55%. Operating expenses, as a percent of revenue, set a new performance standard at 45.6% as compared to 51.7% in 2002. Oil recoveries for the quarter were 303,000 barrels, of which 83,000 barrels were sold for Newalta's account at an average price of Cdn $34.48 per barrel. Comparable 2002 recoveries were 267,000 barrels, of which 52,000 barrels were sold for Newalta's account at an average price of Cdn $37.77 per barrel.

As a result of lower product sales and the shut down of Industrial's three lube oil processing plants for scheduled maintenance, revenue declined 7%, or $0.9 million to $12.6 million in the quarter compared to 2002. During the quarter, Industrial collected 11.3 million liters of waste oil, compared to 17.3 million liters in 2002. Collection revenue from all sources increased 9.5% to $6.1 million for the quarter. This increase largely offset the $1.2 million decrease in product sales.

Completed Transactions

During the first quarter of 2004, Newalta completed three complementary acquisitions for a total cash consideration of approximately $11.0 million. The acquisitions were financed from cash on hand. While Newalta is pursuing additional complementary acquisitions, it has no tentative transactions or letters of intent currently outstanding.

Critical Accounting Estimates

Newalta provides for estimated future site restoration costs for all its facilities based on a 20-year useful life. The provision for site restoration has been included in depreciation and amortization. Costs are estimated by management, in consultation with Newalta's engineers, on the basis of current regulations, costs, technology and industry standards. Actual site restoration costs are charged against the provision as incurred.

Changes in Accounting Policies Including Initial Adoption

Stock-based Compensation

During the fourth quarter of 2003, Newalta adopted certain amended provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allows for the early adoption of the recommendations for the year ended 2003. Pursuant to the transitional rules Newalta has chosen to early adopt these provisions on a prospective basis, which has resulted in a full-year increase in contributed surplus for this change, and a corresponding non-cash charge of $0.6 million ($0.03 per unit). No stock options remain *outstanding from years prior to 2003.*

Asset Retirement Obligations

In March 2003, CICA handbook section 3110, Asset Retirement Obligations was issued. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of the discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. This section comes into effect for Newalta in 2004 and Newalta does not expect it will have a material impact on the operations of the Fund.

Financial and Other Instruments

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short-term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

Additional Information

Additional information relating to the Fund, including the Renewal Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Renewal Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W. Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

MANAGEMENT AND AUDITORS' REPORTS

MANAGEMENT REPORT

Management is responsible for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles and for the consistency therewith of all other financial and operating data presented in this annual report.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial and management information.

External auditors appointed by the shareholders have examined the consolidated financials statements. The Audit Committee, consisting of three non-management directors, has reviewed these statements with management and the auditors and has reported to the Board of Trustees. The Board has approved the consolidated financial statements.

RONALD L. SIFTON
SENIOR VICE PRESIDENT, FINANCE
AND CHIEF FINANCIAL OFFICER
FEBRUARY 6, 2004

AUDITORS' REPORT

To the Unitholders of Newalta Income Fund:

We have audited the consolidated balance sheets of Newalta Income Fund as at December 31, 2003 and 2002 and the statements of operations and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
CALGARY, ALBERTA
FEBRUARY 6, 2004

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

As At December 31 ($000s)	2003	2002
Assets		
Current assets		
Cash	12,529	–
Accounts receivable	30,705	27,924
Inventories (NOTE 5)	7,897	7,923
Prepaid expenses	979	730
Future income tax (NOTE 11)	2,000	–
	54,110	36,577
Capital assets and intangibles (NOTE 6)	217,517	207,642
Goodwill	10,782	10,782
Deferred costs	854	811
	283,263	255,812
Liabilities		
Current liabilities		
Bank indebtedness	–	759
Accounts payable	17,162	17,626
Distribution payable (NOTE 14)	2,818	–
Current portion of long-term debt (NOTE 7)	3,002	2,339
Current portion of debentures	–	6,000
	22,982	26,724
Long-term debt (NOTE 7)	10,500	38,751
Debentures (NOTE 8)	–	3,000
Future income taxes (NOTE 11)	37,841	32,024
Site restoration	2,936	2,732
	74,259	103,231
Unitholders' Equity		
Unitholders' capital (NOTE 9)	149,798	98,269
Contributed surplus (NOTE 3A)	1,041	–
Accumulated earnings	81,123	54,312
Accumulated cash distributions (NOTE 14)	(22,958)	–
	209,004	152,581
	283,263	255,812

APPROVED BY THE BOARD

DIRECTOR DIRECTOR

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

For the Years Ended December 31 ($000s)	2003	2002
Revenue	155,032	111,666
Expenses		
Operating	89,963	66,281
Selling, general and administrative	13,908	10,533
Interest (NOTE 7)	2,670	2,830
Depreciation and site restoration	12,201	10,617
Gain on disposal	(133)	(38)
Reorganization (NOTE 2)	5,195	596
	123,804	90,819
Operating income	31,228	20,847
Provisions for income taxes (NOTE 11)		
Current	600	645
Future	3,817	7,785
	4,417	8,430
Net earnings	26,811	12,417
Accumulated earnings, beginning of year	54,312	44,282
Goodwill write-down, net of tax (NOTE 3B)	–	(2,232)
Stock appreciation rights (NOTE 3C)	–	(155)
Accumulated earnings, end of year	81,123	54,312
Earnings per unit (NOTE 12)	$ 1.14	$ 0.60
Diluted earnings per unit (NOTE 12)	$ 1.12	$ 0.59

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31 ($000s)	2003	2002
Net inflow (outflow) of cash related to the following activities:		
Operating activities		
Net earnings	26,811	12,417
Items not requiring cash:		
Depreciation and site restoration	12,201	10,617
Future income taxes	3,817	7,785
Stock compensation expense	913	126
Gain on disposal of fixed assets	(133)	(38)
Reorganization	(19)	–
Cash flow from operations	43,590	30,907
Decrease (increase) in working capital	(3,321)	(6,886)
	40,269	24,021
Investing activities		
Additions to capital assets	(20,456)	(22,764)
Net proceeds on sale of capital assets	1,530	252
Deferred costs	(43)	(673)
Site restoration	(311)	(37)
	(19,280)	(23,222)
Financing activities		
Issuance of units	43,028	28,078
Increase (decrease) in debt and debentures	(30,589)	(19,262)
Distribution to unitholders	(20,140)	–
	(7,701)	8,816
Net cash inflow (outflow)	13,288	9,615
Bank indebtedness, beginning of year	(759)	(10,374)
Cash (bank indebtedness), end of year	12,529	(759)
Supplementary information:		
Interest paid	2,763	2,549
Income taxes paid	575	664

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 ($000S)

Newalta Income Fund (the "Fund") is a Canadian income trust engaged, through its wholly-owned subsidiary Newalta Corporation ("Newalta"), in maximizing the inherent value of certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through a network integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1 Summary of Significant Accounting Policies

Newalta Income Fund was established by Deed of Trust dated January 16, 2003. Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of Newalta on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of Newalta and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries. For reporting purposes the Fund is considered the continuing entity of Newalta.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Cash and Cash Equivalents

Cash is defined as cash and short-term deposits with maturities of three months or less, when purchased.

Financial Instruments

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturity. The Fund's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Fund sells and purchases some product in U.S. dollars. The Fund does not utilize long-term hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding receivables and payables.

Inventory

Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 5).

Capital Assets and Intangibles

Capital assets are stated at cost. The carrying values of capital assets and intangibles are reviewed annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Depreciation rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks, and mobile equipment and is depreciated at rates of 5-10% on the declining balance or from 5-14 years straight line, depending on the expected life of the asset. Intangible assets consist of certain production processes, trademarks, and agreements, which are amortized over the period of the contractual benefit of 5-20 years, straight line.

Goodwill

The Fund annually, on September 30, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. As at December 31, 2003 the goodwill relates entirely to the oilfield reporting unit and is not impaired.

Deferred Costs

Costs relating to the Fund's future acquisition plans have been deferred at year end. As acquisitions are finalized these costs will be capitalized as part of the acquisition. In the event an acquisition plan is discontinued, the deferred costs will be written off in the year of discontinuance.

Site Restoration

The Fund provides for estimated future site restoration costs for all its facilities based on a 20-year useful life. The provision for site restoration has been included in depreciation and amortization. Costs are estimated by management, in consultation with the Fund's engineers, on the basis of current regulations, costs, technology and industry standards. Actual site restoration costs are charged against the provision as incurred.

Revenue Recognition

The major sources of revenue for the Fund relate to the receipt of waste material for processing and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and the liability for the waste is assumed by the Fund. Revenue on recycled products is recognized when products are delivered to customers or pipelines.

Income Taxes

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. Newalta is subject to corporate income taxes and follows the liability method of accounting for income taxes.

The Fund follows the liability method of tax allocation. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Earnings per Unit

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

Unit Rights Incentive Plan

The Fund has a unit-based compensation plan (Note 10). Under the Trust Unit Rights Incentive Plan the Fund may grant to its management, directors, and employees up to 2,181,832 rights. Under the former stock option plan, the Company could grant options for up to 3,158,625 common shares. The exercise price of each right equals or exceeds the market price of the Fund's common shares on the date of grant and the maximum term of a right is 7 years. Rights vest 20% on the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund one unit. In 2003 the Fund prospectively adopted the provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, and accordingly recorded a non-cash compensation expense for the options issued during the year (Note 3a).

2 Reorganization

On February 24, 2003, the shareholders and option holders of Newalta approved a Plan of Arrangement under section 193 of the Business Corporations Act (Alberta). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to unitholders. The Plan of Arrangement was effected on March 1, 2003.

Under the Plan of Arrangement the Fund issued units in exchange for all of the shares of Newalta on a 1:2 basis. Prior to the exchange, Newalta had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,810,000 units outstanding.

Associated with the reorganization, the Fund recorded reorganization costs of $5,195 or $0.14 per unit after tax in 2003. The reorganization costs incurred in 2002 totaled $596, or $0.02 per unit after tax.

Effective March 1, 2003, the Fund established a *Trust Unit Rights Incentive Plan* (the "Rights Incentive Plan") to replace the stock option plan of Newalta. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan are valued using the intrinsic value method at the time of issuance. The expense thus calculated is described in note 10. Rights are valued as options using a Black-Scholes option pricing model. Prior to March 1, 2003, Newalta had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had been neither valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly an expense was recognized in each period based on the gain in the underlying value of the common shares of Newalta. For the first two months of 2003, prior to reorganization into the Fund, Newalta expensed $318 in stock appreciation rights expense. In the fourth quarter of 2002, Newalta recognized $138 as the stock appreciation rights expense, and for the year ending December 31, 2002, Newalta recognized an expense of $126.

3 Change in accounting policies

a) During the fourth quarter of 2003, the Fund adopted certain amended provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allows for the early adoption of the recommendations for the year ended 2003. Pursuant to the transitional rules the Fund has chosen to early adopt these provisions on a prospective basis, which has resulted in a full-year increase in contributed surplus for this change, and a corresponding non-cash charge of $0.6 million ($0.03 per unit). No stock options remain outstanding from years prior to 2003.

b) Effective January 1, 2002, the Fund adopted the recommendations of the CICA Handbook section 3062 regarding goodwill. Under the revised standard, goodwill is not amortized on a regular basis, but is examined annually for impairment. The Fund annually assesses impairment on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. At the beginning of 2002 it was determined that the value of the goodwill in the Industrial reporting unit was impaired, and in accordance with the CICA Handbook, both goodwill and retained earnings were reduced by $3.1 million ($2.2 million after tax). The remaining goodwill relates to the Oilfield reporting unit and is not impaired.

c) Effective January 1, 2002, the Fund adopted the recommendations of the CICA Handbook section 3870 concerning stock based compensation. Stock appreciation rights settled in equity are valued on the gain incurred during the period based on the market price of the underlying stock. At the beginning of 2002 the value of stock appreciation rights held by employees, calculated as the gain incurred on the market price of the underlying stock, was $155, and in accordance with section 3870 of the CICA Handbook this amount was accrued and accumulated earnings were reduced.

4 Acquisitions

a) Effective December 1, 2003, the Fund acquired the assets of Hazmat Transportation Services and Waste Logistics for $5,220 cash. Also, effective July 1, 2003, the Fund acquired a satellite oilfield facility located in southwest Saskatchewan. The purchase price of $3,212 was funded by $712 of cash plus the issuance of 250,000 units valued at $10.00 per unit. The value of the consideration given and the assets received were:

	July 1 Acquisition	December 1 Acquisition	Total
Units issued	2,500	–	2,500
Cash	712	5,220	5,932
Total consideration	3,212	5,220	8,432
Plant and equipment	2,912	4,432	7,344
Intangibles	300	750	1,050
Inventory and prepaids	–	38	38
Total	3,212	5,220	8,432

Intangibles include customer lists, non-compete agreements, licenses, and permits. The above values include some accruals and are management's best estimate and may be subject to change as the fair value of the assets acquired are finalized.

b) On September 1, 2002 the Fund acquired a waste lube oil re-refinery, related collection network and working capital from Mohawk Lubricants Ltd. The total purchase price of $14,370 was funded by cash and $6,000 in 9.5% debentures convertible at $8.00 per unit maturing half on September 1, 2003 and half on September 1, 2004. The value of the consideration given, and the assets received were:

Debentures issued	6,000
Cash	8,370
Total Consideration	14,370
Intangibles	1,000
Equipment	9,703
Working capital	3,667
Total	14,370

Intangibles include the patent to certain production processes and the trademarks of the associated products.

5 Inventories

	2003	2002
Burner fuel	1,403	1,028
Recycled and processed products	4,382	4,535
Recovered oil	1,324	830
Parts and supplies	788	1,530
Total inventory	7,897	7,923

6 Capital Assets and Intangibles

	Cost	Accumulated Depreciation	Net Book Value
2003			
Plant and equipment	278,288	68,449	209,839
Intangibles	2,056	63	1,993
Land	5,685	–	5,685
	286,029	68,512	217,517
2002			
Plant and equipment	258,147	57,178	200,969
Intangibles	1,000	12	988
Land	5,685	–	5,685
	264,832	57,190	207,642

7 Long Term Debt

	2003	2002
Reducing term facility	13,500	41,000
Other	2	90
	13,502	41,090
Less current portion	3,002	2,339
	10,500	38,751

On February 20, 2003, the Fund entered into an agreement for a new credit facility with a syndicate arranged by two Canadian chartered banks. The credit facility provides for a total of $65,000 comprised of a $25,000 extendable term facility, a $15,000 reducing 5-year term facility, and a $25,000 operating facility. The credit facility is secured principally by a general security agreement over the Fund's assets. Subject to certain conditions the term facilities charge interest at prime plus 0.5% or at Bankers Acceptance base plus 2.0%, at the Fund's option. The operating facility charges interest at prime or at Bankers Acceptance base plus 1.5%, also at the Fund's option. Interest paid during the year amounted to $2,763 (2002 – $2,549) of which $2,731 (2002 – $2,488) related to long term debt and debentures. At December 31, 2003 the Fund had utilized $13,500 of the reducing term facility, and the extendable term and the operating facilities were unutilized. Principal repayments on the term facility are $750 per quarter.

8 Debentures

At December 31, 2002 the Fund had $9.0 million of convertible debentures outstanding. During 2003, $3.0 million of the debentures were exchanged for cash and $6.0 million were exchanged for 750,000 units. There are no debentures outstanding as at December 31, 2003.

9 Unitholders' Capital

On March 1, 2003 and pursuant to the Plan of Arrangement 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of Newalta previously outstanding. During the year additional units were subsequently issued upon the exercise of Exchange Rights, conversion of debentures, purchase of assets, and issuance of new equity.

	Units/Shares (000's)	Amount
Shares issued as at December 31, 2001	35,408	69,481
Issued for stock options exercised	7	22
Issued for cash	8,219	30,000
Share issue costs	–	(1,944)
Future tax effect on share issue costs	–	710
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement (NOTE 2)	(43,621)	(98,207)
	–	–
Units issued under the plan of arrangement (NOTE 2)	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures (NOTE 8)	750	6,000
Units issued on asset purchase (NOTE 4A)	250	2,500
Units outstanding as at December 31, 2003	**26,836**	**149,798**

The Fund declared a monthly distribution of $0.09 per unit for each of the months of March through August, inclusive. In September, the monthly distribution was increased to $0.105 per unit. For the year a total of $0.96 per unit, or approximately $22,958 has been distributed to unitholders as of January 15, 2004.

10 Trust Unit Rights Incentive Plan

On February 24, 2003, the Shareholders of Newalta approved the Rights Incentive Plan. On March 1, 2003, the Fund granted 1,045,000 Rights under the plan to certain executives, trustees, and employees. The Rights vest 20% annually from March 1, 2004 until March 1, 2008 and are exercisable at market value at the time of the grant, $9.30 per unit. In addition, pursuant to the Plan of Arrangement, the outstanding stock options as of March 1, 2003 were exchanged for Exchange Rights that are exercisable for units at $0.01 per unit. 225,000 Exchange Rights were exercised during the year. The remaining 81,000 vest at various dates over the next three years. On May 22, 2003 the Fund granted 275,000 Rights to certain trustees, executives, and employees. On December 15, 2003 the Fund granted 12,500 Rights to certain trustees.

During the fourth quarter of 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments* (Note 3a). The Fund has chosen to early adopt the provisions on a prospective basis, which has resulted in a full-year increase in contributed surplus, and a corresponding non-cash charge of $0.6 million ($0.03 per unit). Rights were valued as follows:

The Exchange Rights were valued at the date of conversion, March 1, 2003, and the value of the Exchange Rights was attributed to the Contributed Surplus of the Fund. The market value of the Exchange Rights was recorded at $446 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of three years; and expected volatility of 48%.

The fair market value of the March 1, 2003 Rights was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%; yield of 12%; expected life of seven years; and expected volatility of 48%.

The May 22, 2003 Rights were issued at the market price of $9.08 per unit, and valued on the date of issuance using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.6%; yield of 11.9%; expected life of seven years; and expected volatility of 16.8%.

The fair market value of the December 15, 2003 Rights was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.9%; yield of 8%; expected life of seven years; and expected volatility of 18.4%.

Under the Trust Unit Rights Incentive Plan the Fund may grant to its management, directors, and employees up to 2,181,832 rights. Under the former stock option plan, the Company could grant up to 3,158,625 options for common shares. The exercise price of each right equals or exceeds the market price of the Fund's units on the date of grant and the current maximum term of a right is 7 years. Rights vest 20% annually, twelve months from the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund one unit.

Rights/Shares Reserved Under the Plans

(000s)	2003	2002
Total shares available for grant	**630**	3,159
Shares under option	–	2,529
Cancelled under the plan of arrangement	**630**	–
Shares available for future grants	–	630
Total units available for grant	**2,182**	–
Rights granted	**1,333**	–
Units available for grant	**849**	–

Newalta Options

	Options (000's)	Weighted Average Exercise Price ($)
As at December 31, 2001	2,426	4.32
Granted	550	3.85
Exercised	(7)	3.19
Forfeited	(440)	7.02
As at December 31, 2002	2,529	3.76
Converted to exchange rights	(2,126)	3.30
Cancelled and forfeited	(403)	6.35
As at December 31, 2003	–	–
Exercisable at December 31, 2003	–	–

Newalta Income Fund Rights

(000's)	Rights	Weighted Average Exercise Price ($)
As at December 31, 2002	–	–
Converted from options	307	0.01
Granted	1,333	9.31
Exercised	(225)	0.01
Forfeited	(1)	0.01
As at December 31, 2003	**1,414**	**8.78**
Exercisable at December 31, 2003	–	–

Range of Exercise Prices ($)	Rights Outstanding Dec. 31/03 (000's)	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price ($)	Options Exercisable Dec. 31/03 (000's)	Weighted Average Exercise Price ($)
0.01	81	4.4	0.01	–	–
9.08 to 9.35	1,320	6.2	9.25	–	–
15.60	13	7.0	15.60	–	–
	1,414	6.1	8.78	–	–

11 Income Taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Fund's future tax liabilities and assets are as follows:

	2003	2002
Future income tax liabilities:		
Capital assets	40,205	32,762
Goodwill	1,351	1,253
Deferred costs	298	286
	41,854	34,301
Future income tax assets:		
Non-capital loss carry forwards	4,459	257
Less current portion	(2,000)	-
Site restoration	1,026	963
Trust unit issuance costs	528	1,057
	4,013	2,277
Net future income tax liability	37,841	32,024

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2003	2002
Earnings of the Fund before taxes and distributions to unitholders	31,228	20,847
Current statutory income tax rate	37%	40%
Computed tax expense at statutory rate	11,540	8,235
Increase (decrease) in taxes resulting from:		
Intercompany interest expense related to shareholder notes and eliminated upon consolidation	(7,776)	–
Capital taxes	600	645
Other	327	108
Effect of substantively enacted tax rate change	(274)	(558)
Reported income tax expense	4,417	8,430

During 2003 the Alberta government reduced the corporate tax rate and the Fund accordingly accounted for the recovery of future income tax due to the change in tax rates.

12 Net Earnings per Unit

Basic per unit calculations for the year ending December 31, 2003 were based on the weighted average number of units outstanding for the quarter and for the year. Diluted net earnings included the potential dilution of the outstanding rights and the convertible debentures. The prior year's per share calculations and number of shares have been retroactively restated to reflect the 2 for 1 conversion of shares into units effective March 1, 2003.

Year Ended December 31	2003	2002
Weighted average number of units	23,456	20,789
Net additional units if rights exercised	351	124
Additional units if debentures converted	365	511
Diluted weighted average number of units	24,172	21,424

13 Reconciliation of Unitholder Distributions Declared and Paid

Year Ended December 31	2003
Cash flow from operations before reorganization costs	48,804
Maintenance capital expenditures	(7,354)
Site restoration and deferred costs	(354)
Proceeds from fixed asset sales	1,530
Debt repayment	(1,500)
Cash available for growth and distribution before reorganization costs	41,126
Reorganization costs	(5,176)
Cash available for growth and distribution	35,950
Unitholder distributions declared ($)	22,958
Per unit	0.960
Unitholder distributions paid ($)	20,140
Per unit	0.855

14 Reconciliation of Accumulated Unitholder Distributions

Balance, December 31, 2002	–
Unitholder distributions declared and paid	(20,140)
Unitholder distributions declared	(2,818)
Balance, December 31, 2003	**(22,958)**

15 Commitments

a) Lease Commitments

The Fund has annual commitments for leased office and plants of $1,800. The office leases expire in 2010, the plant lease is renewable. The Fund also has annual surface lease costs of $250 and operating leases of $950.

b) Letters of Guarantee and Surety Bonds

As of December 31, 2003, the Fund had issued Letters of Guarantee and Surety Bonds in respect of compliance with environmental licenses in the amount of $2,435 and $5,374 respectively.

16 Transactions with Related Parties

Bennett Jones LLP provides legal services to Newalta at market rates. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total cost of these legal services was $0.8 million in 2003 and $0.4 million in 2002.

Newalta provides Oilfield services to Paramount Resources Ltd. at market rates. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by Newalta to Paramount Resources Ltd. was $0.3 million in 2003 and $0.3 million in 2002.

17 Comparative Figures

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

18 Segmented Information

The Fund has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resalable products.

For the year ended December 31 ($000's) (Unaudited)	Oilfield	Industrial	Inter-segment	Corporate, Unallocated[2]	Consolidated Total
2003					
External revenue	102,264	52,768			155,032
Inter segment revenue[1]	52	130	(182)		–
Operating expense	48,605	41,540	(182)		89,963
Depreciation and site restoration	7,093	4,191		784	12,068
Net margin	46,618	7,167		(784)	53,001
Selling, general and administrative				13,908	13,908
Interest expense				2,670	2,670
Reorganization costs				5,195	5,195
Operating income	46,618	7,167		(22,557)	31,228
Capital expenditures	13,497	8,310		1,149	22,956
Goodwill	10,782				10,782
Total assets	166,659	94,256		22,348	283,263
2002					
External revenue	74,243	37,423			111,666
Inter segment revenue[1]	389	183	(572)		–
Operating expense	38,291	28,562	(572)		66,281
Depreciation and site restoration	6,824	3,133		622	10,579
Net margin	29,517	5,911		(622)	34,806
Selling,general and administrative				10,533	10,533
Interest expense				2,830	2,830
Reorganization costs				596	596
Operating income	29,517	5,911		(14,581)	20,847
Capital expenditures	11,147	15,636		1,981	28,764
Goodwill	10,782				10,782
Total assets	156,507	94,589		4,716	255,812

1 Inter-segment revenues are recorded at market, less the costs of serving external customers.

2 Management does not allocate operating, selling, general and administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

CLAYTON H. RIDDELL (2)(3)
Chairman of the Board, President
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

FELIX PARDO (1)(3)
Independent Businessman
Boston, Massachusetts

RICHARD H. PINDER (1)(2)
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

BOB MACDONALD
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN (1)(3)(4)
Partner
Bennett Jones LLP
Calgary, Alberta

BARRY D. STEWART (2)
President
Barizco Enterprises Inc.
Calgary, Alberta

DIRECTORS OF NEWALTA CORPORATION

CLAYTON H. RIDDELL (2)(3)
Chairman of the Board, President
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

FELIX PARDO (1)(3)
Independent Businessman
Boston, Massachusetts

RICHARD H. PINDER (1)(2)
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

BOB MACDONALD
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN (1)(3)(4)
Partner
Bennett Jones LLP
Calgary, Alberta

BARRY D. STEWART (2)
President
Barizco Enterprises Inc.
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

PETER A. DUGANDZIC
Vice President, Oilfield

J. CRAIG WILKIE
Vice President, Business Development

ALAN P. SWANSON
Vice President, Industrial

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) CORPORATE GOVERNANCE COMMITTEE
(4) CORPORATE SECRETARY

CORPORATE INFORMATION

HEAD OFFICE
Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
Bank of Montreal
CIBC
Calgary, Alberta

LEGAL COUNSEL
Bennett Jones LLP
Calgary, Alberta

STOCK EXCHANGE
The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR
Valiant Corporate Trust Company
Calgary, Alberta

NEWALTA.COM
We have expanded our Web site to include more detailed information on Newalta Income Fund and Newalta Corporation. For the most current news, visit newalta.com.

NOTICE OF ANNUAL MEETING
All unitholders and guests are invited to attent the Annual Meeting to be held on June 1, 2004 at 3:00 p.m. in the Devonian Room at The Calgary Petroleum Club, 319 – 5th Avenue SW, Calgary, Alberta.

NEWALTA CORPORATION

1200, 333 – 11 AVENUE SW

CALGARY ALBERTA CANADA

T2R 1L9

TELEPHONE (403) 266-6556

FAX (403) 262-7348

NEWALTA.COM